Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MainBancorp, Inc.

Commission File No. 333-106000

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc. SM	Dan Rollins
Prosperity Bank Plaza	Senior Vice President
4295 San Felipe	713.693.9300
Houston, Texas 77027	dan.rollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.SM

RANKED AMONG FASTEST GROWING

COMPANIES IN AMERICA

•	3Q03 Dividend Announced
•	3Q03 Earnings Announcement Date Set

HOUSTON, September 8, 2003. Prosperity Bancshares, Inc. SM (NASDAQ: PRSP), the parent company of Prosperity Bank SM, has been named as one of “America’s Fastest Growing Companies” by a leading business journal. Prosperity is the only Texas based bank on the list.

Prosperity, a regional financial holding company, placed 82nd on Fortune magazine’s annual ranking of “America’s 100 Fastest-Growing Companies” as published in the September 2003 issue. This distinction is one of several for Prosperity over the past few months. Other performance-based honors include ABA Banking Journal (Best of the Big Banks—The Top 50); Fortune Small Business (The FSB 100—America’s Fastest Growing Small Companies); Houston Chronicle (Top 100 Houston Companies) and US Banker (Top 100 Publicly Traded Mid-Tier Banks).

“We continue to believe that our commitment to building customer relationships will lead to increased shareholder value. Our style of banking—true relationship banking, where customers actually talk to decision makers—has allowed us to grow from a small single location with $50 million in assets in 1987 into the dynamic organization we are today,” said Prosperity’s President and Chief Executive Officer David Zalman. “The recognition we have recently received is a direct result of the hard work and dedication our team of professional bankers exhibits each and every day.”

Prosperity has completed seven (7) acquisitions since May 2002 adding sixteen full service banking locations. These acquisitions include: (i) Texas Guaranty Bank, Houston, Texas; (ii) The First State Bank, Needville, Texas; (iii) Paradigm Bank Texas, Houston, Texas; (iv) Bank of the Southwest, Dallas, Texas; (v) First National Bank, Bay City, Texas; (vi) Abrams Centre National Bank, Dallas, Texas; and (vii) BankDallas, Dallas, Texas. In addition to these seven acquisitions, the pending acquisition of mainbank, Dallas, Texas will add another three banking locations before the end of this year.

Proposed acquisition of mainbank, n.a., Dallas, Texas

On July 21, 2003, Prosperity Bancshares, Inc. SM and MainBancorp, Inc., the parent of Dallas based mainbank, n.a., announced that they had signed a definitive agreement pursuant to which MainBancorp will be merged into Prosperity. The transaction further solidifies Prosperity’s presence in the Dallas/Fort Worth Metroplex, and is a logical extension of Prosperity’s geographic franchise across Texas. Under terms of the agreement, Prosperity will issue 1.5 million shares of its common stock plus $9.5 million in cash, subject to adjustment, for all outstanding shares of MainBancorp.

MainBancorp is privately held and is the bank holding company of mainbank, n.a., Dallas, Texas, which operates a total of four (4) banking offices in the Dallas area. As of June 30, 2003, mainbank, n.a. had total assets of $195.7 million, loans of $103.1 million, deposits of $172.1 million and shareholders’ equity of $22.7 million.

The merger has been approved by the Board of Directors of both companies. The transaction is expected to close in the fourth quarter 2003 and is subject to approval by MainBancorp shareholders, as well as customary regulatory approvals. Operational integration is anticipated to begin during the fourth quarter of 2003.

Quarterly Dividend Announced

Prosperity Bancshares SM has declared a quarterly cash dividend of $0.0625 per share to holders of Prosperity’s common stock. The third quarter dividend is payable on October 1, 2003 to all shareholders of record as of September 15, 2003.

Conference Call

Prosperity’s management team will host a conference call on Wednesday, October 15, 2003 at 10:30 a.m. Eastern Daylight Time (9:30 a.m. Central Daylight Time) to discuss third quarter earnings results, the proposed acquisition of MainBancorp, business trends and their outlook for the rest of 2003. Individuals and investment professionals may participate in the call by dialing 1-800-362-0571.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybanktx.com. The webcast my be accessed directly from Prosperity’s Investor Relations page by clicking on the “3rd Quarter results and webcast link.”

Prosperity Bancshares, Inc.

Prosperity Bancshares, Inc. SM, formed in 1983, is a $2.0 billion financial holding company headquartered in Houston, Texas. Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Trust and Financial Services, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. The company currently operates forty-five (45) full service banking locations in fifteen contiguous counties including the Greater Houston Metropolitan Area, and in Dallas.

Prosperity Bank operates the following full service banking centers: Angleton, Bay City, Beeville, Clear Lake, Cleveland, Cuero, Cypress, Dallas—Abrams Centre, Dallas—Camp Wisdom, Dallas—Glenn Heights, Dallas -Turtle Creek, Dallas—Westmoreland, Dayton, East Bernard, Edna, El Campo, Fairfield, Galveston, Goliad, Hitchcock, Houston - Aldine, Houston—Bellaire, Houston—CityWest, Houston—Copperfield, Houston -Downtown, Houston—Gladebrook, Houston—Highway 6, Houston—Medical Center, Houston—Memorial, Houston—Post Oak, Houston—River Oaks, Houston—Tanglewood, Houston—Waugh Drive, Houston -Woodcreek, Liberty, Magnolia, Mathis, Mont Belvieu, Needville, Palacios, Sweeny, Victoria, West Columbia, Wharton and Winnie.

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In connection with the proposed merger of MainBancorp, Inc. into Prosperity Bancshares, Inc., Prosperity Bancshares has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register shares of Prosperity Bancshares common stock to be issued in one or more transactions involving the acquisition of businesses, assets, properties or securities. In connection with the proposed transaction between Prosperity Bancshares and MainBancorp, the shares of common stock to be issued by Prosperity Bancshares to the shareholders of MainBancorp have been registered under the registration statement on Form S-4 previously filed with the Securities and Exchange Commission.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY BANCSHARES. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations. Prosperity Bancshares’ telephone number is (713) 693-9300.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares, Inc. SM and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K .

Copies of Prosperity Bancshares, Inc.’s SM SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

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